

INVEST IN **GHOST TOWN OATS**

Made by actual baristas, Ghost Town Oats is bringing delicious oat milk to anybody on every block!

ghosttown.world   Los Angeles, CA

| Female Founder | B2B |
| Food & Beverage | Retail | B2C |

Highlights

1 Reached $1M in total revenue hit in first 10 months

2 Over 1,000,000 cartons of oat milk already produced

3 CEO previously consulted on go-to-market strategy for Califia Farms Australia

4 Carried in over 500 independent coffee shops and grocery stores across the US and Toronto, Canada

the US and Toronto, Canada

5. Investor list includes star barista and Miami Heat player, Jimmy Butler

6. BevNET Best of 2022 Award Winner: Best Packaging Design

7. Featured in Inc. Magazine, Saveur, Dieline, Thrillist, Sprudge, Imbibe Magazine, and FoodBeast

8. Partnership with Prosperity Market as seen on Good Morning America

Featured Investors

Marcus Young Follow Invested $5,000

Lead Investor

"Ghost Town Oats has an exceptionally strong leadership team, creating a high quality product, and breaking into new markets with tremendous potential. The founders have deep knowledge of the coffee industry, an industry that has quickly embraced oat milk products. Their combined experience as coffee professionals and coffee tasters ensures Ghost Town is a superior product. They care deeply about community, and recognize that historically quality = exclusivity. Ghost Town is unique and knows that no matter your zip code or cred, delicious, trendy, premium oat milk is for you! This is an enterprise that win win for all involved from investors to consumers."

Other investors include Jimmy Butler & 491 more

Our Team



Michelle R. Johnson Chief Executive Officer, Co-Founder

Only Black woman to compete at the United States Barista Championship. Black Ambition 2023 Semi-Finalist.



Eric J. Grimm Chief Experience Officer, Co-Founder

Imbibe 75. Previously Joe Coffee Company, Go Get Em Tiger.



Ezra Baker   Chief Product Officer, Co-Founder

Certified Q Arabica Grader. Previously Stumptown Coffee, Cafe Grumpy.



LaVonce Goodlow II   Director of Communications

Previously My 2 Cents LA, Cuties LA, Bloom & Plume Coffee



Suni Jade Reid   EA & Creative Project Manager

Founder, Aunties Coffee

Ghost Town Oats: SAY LESS. INVEST!

🗣️We 🗣️are Ghost Town Oats! — the first Black-owned, queer-owned, barista-owned oat milk company *in the world*, and we're on a mission to bring oat milk to EVERY BLOCK! 👻

Founded by three veteran baristas known for transforming specialty coffee culture, Ghost Town Oats aims to go *beyond* coffee to create a more inclusive and vibrant culture around plant-based milk.





📸: instagram.com/elizabethaward

Many products sell a specific lifestyle, and plant-based milk alternatives are no different. Generally, oat milk is associated with a class of society that has the means to focus on health and wellness, and it's widely marketed as such. Meanwhile, most working-class folks (including baristas) are just trying to do their best with what they have.

As longtime unpaid ambassadors on the bar in some of the first coffee shops to carry it, we began to notice a glaring problem with oat milk's rise to "fame": its marketability skewed towards the upper economic class, while baristas, who helped popularize it, had little to show for their efforts. This disparity sparked an idea that eventually evolved into an opportunity to flip the script:

> ***"What if we made a premium oat milk product of our own, and created a brand that appealed to a broader audience?"***

And that's exactly what we did.


Ghost
ToWn
Oats

The Founders: Eric J. Grimm, Michelle R. Johnson, & Ezra Baker.

Conceptualized in 2020, brought to life in 2021, Ghost Town Oats hit the market in June 2022 and sold out COMPLETELY within two months. In its first full year on the market, GTO surpassed $1 MILLION in revenue, with

first full year on the market, GTO surpassed $1 MILLION in revenue, with our bright pink cartons found in 500+ coffee shops and businesses throughout North America, Canada & Mexico included.

For Anybody, On Every Block



credit: instagram.com/noodcoffee

Oat milk is still growing in popularity, and we've seen that the public wants to support a relatable brand with *promise*. We're still in the early days of the oat milk boom, with oat milk quickly climbing closer to the top of plant-based milk sales:

[Oat Milk Share in the US 2022](#)

- Total Plant-Based Milk Sales in the US: $2.299 billion

- #1 Almond Milk: $1.277 billion (-1%)

- #2 Oat Milk: $527.44 million (+50%)

Ghost Town Oats started with a conversation about what was missing in oat milk, & perhaps the most evident issue was the *perception* of oat milk drinkers. The marketing, branding, and availability suggested it was a luxury product with clear sustainability and wellness benefits to boot...However, there was a clear disconnect in reaching those who could benefit most and deserve "luxury" just as much as anyone else: people of color.


The Food Institute
Increasing Lactose Intolerance Creating Opportunities in Dairy Alternatives Market
not just a trend
Part of this difference may be explained by people trying to address the health disparities afflicting Black Americans. The National Institutes of Health estimates that 60-80% of African Americans are lactose intolerant. By choosing a vegan diet people of marginalised groups can avoid the effects of systemic bias in the medical industry, giving them better control of their health.
Thirty to 50 million Americans are lactose intolerant. 80 percent of all African-Americans and Native Americans are lactose intolerant. Over 90 percent of Asian-Americans are lactose intolerant, and it is least common among Americans with a Northern European heritage.
Activism Veganism
African Americans Are Leading the Change Towards a Vegan USA

In the US, up to 80% of Black Americans and Indigenous Americans may be lactose intolerant, while up to 95% of Asian Americans are likely to be lactose intolerant! Because our team is made up of our target demographic, this is who we hone our focus on, and with ease, can create exactly what we want to enjoy.

Made By Baristas


PREMIUM OAT MILK
Ghost Town Oats



From coast to coast, wherever it is available, Ghost Town Oats is your favorite barista's go-to oat milk. It's #MadeByBaristas, but GTO is for anybody and everything! We agreed that versatility and taste are key to getting a product like oat milk from behind the coffee bar & into people's fridges *at home* – so we worked with senior food scientists to create an oat milk that steams well, works and tastes uniquely great in coffee, & everything else too!

It's also Certified Gluten-free, Non-GMO, & Kosher, welcoming almost anyone to indulge in these oats without stress. From baking to cocktails, your morning bowl of cereal or sipping it straight, Ghost Town Oats is a HIT! People of all ages all over the US & beyond love our bright pink cartons, bold branding, and most importantly, that quality!


PEOPLE Say...
dajia.mack 2d · ❤ by author
By far my FAVORITE oat milk PERIOD ✨ glad business is booming for ghost town oats and I'll definitely do anything I can to help. Love to see y'all thriving
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marshiebcakes 4d · ❤ by author
The 🐐 of milks 🔥
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ceefor 4d · ❤ by author
Wow. Incredible. It's legit the greatest oat milk I've ever tasted and I'm stoked to hear how successful this is 👏❤️
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haventherapeuticmassage 4d · ❤ by author
Literally the best plant milk I've ever had 🙌🙌🙌
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Fundraising Through Community

Just as we stated 2 years ago, we truly believe in lowering the barrier to accessing Ghost Town Oats in every way possible, including through direct investment. WeFunder allows us to create an opportunity for anyone— not only accredited investors— to invest in us and become a part of the Ghost Town World in exchange for actual equity. Our initial round of fundraising with WeFunder came in 2022, & our decision to come back for a second round was just as intentional as the first.

The Ghost Town World has grown exponentially over the past 2 years, so when the time came to start strategizing for another round of fundraising, we wanted to ensure that any & everyone who has come along for the ride since would have another opportunity to get in on our success. We're seeing a collective shift towards people wanting to invest their money through stocks, crypto, and most importantly, supporting the companies that align with their values in a meaningful way.



"This team is truly the best in the business. They care deeply for their community, inspire/advocate for those who are less represented and I can't wait to see what they do for the industry with funding behind them."

- Joshua Littlefield (Investor)

Made by baristas

To date, Ghost Town Oats has not received any VC (venture-capitalist) funding. This company has been fully funded by our incredible community (of many first-time investors), and a short list of angel investors. We fully understand how our success opens up a potential pathway to generational wealth, and that's the *exact* kind of impact we're aiming to make through oat milk.

> *"It's bigger than just oat milk."*

Times are tough for many, so we understand the inclination to feed those savings... but consider this: in today's economy, while savings accounts offer stability, their interest rates often struggle to keep up with inflation, leaving your money stagnant. By investing in Ghost Town Oats, you're not just *preserving* your wealth; you're actively participating in a venture with exponential growth potential, poised to disrupt the plant-based beverage industry.

Our mission is to build an ethical, world-changing business, and part of that is opening investment opportunities to baristas and everyday people like us; those who will consume Ghost Town Oats the product, and grow with the Ghost Town World *brand* for years to come.

This has been a wild ride from the start, & it has been incredibly rewarding to see the impact this product is already making in every aspect, from reclaiming the culture of oat milk, to simply making better-tasting lattes. We are in this for the long haul, and we can't wait to grow even bigger together.

Say Less & 🗣INVEST in Ghost Town Oats today!